INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

                    REPORT OF CHANGE IN MAJORITY OF DIRECTORS

                                December 15, 1999

LEK International, Inc. ("LEK" or the "Company") is sending this Information Statement to you and each of LEK's other stockholders with respect to the appointment of its new Board of Directors. The appointment of a new board of directors is occurring pursuant to the Agreement and Plan of Reorganization (the "Reorganization Agreement") between LEK International, Inc., a Nevada corporation ("LEK"), and San Joaquin Oil & Gas Ltd., a Nevada corporation ("San Joaquin").

Under the Reorganization Agreement, LEK is acquiring 100% of the outstanding ownership interests of San Joaquin in exchange for 8,069,000 shares of its Common Stock (the "New Shares"). After giving effect to their sale and issuance, the New Shares will comprise approximately 68.6% of the issued and outstanding shares of LEK's Common Stock. The Reorganization Agreement provides that upon consummation of LEK's acquisition of the outstanding interests of San Joaquin in exchange for the New Shares, the existing members of the Board of Directors of LEK will appoint three persons designated by San Joaquin to become LEK's Board of Directors.

This information is provided for information purposes only. We are not soliciting proxies in connection with the items described herein. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

The information contained in this Information Statement concerning San Joaquin and the designees for LEK's Board of Directors has been furnished to LEK by San Joaquin and the designees, and LEK assumes no responsibility for the accuracy, completeness or fairness of any of that information.

At the close of business on December 15, 1999, there were 1,000,000 shares of LEK's Common Stock issued and outstanding. LEK's Common Stock is the only class of its securities outstanding having the right to vote for the election of directors of the Company. Each share of its Common Stock entitles its record holder to one vote.

This Information Statement is being sent on or about December 15, 1999.

BOARD DESIGNEES

LEK has been informed that the three persons listed below in this Information Statement (the "Board Designees") are to be elected to the Board of Directors upon the closing of the Reorganization Agreement:

NAME AND ADDRESS OF DESIGNEE   AGE    OCCUPATION
J. Timothy Bowes                44    Self-employed consultant
Nick DeMare                     44    President of Chase Management Ltd.
Colin S. McNeil                 52    President of C. McNeil and Associates Inc.

J. TIMOTHY BOWES

Mr. Bowes holds a Bachelor of Commerce degree and a Masters of Business Administration degree, both from the University of British Columbia. On October 26, 1999, Mr. Bowes became the President, Chief Executive Officer, and a director of Lucre Ventures Ltd., a public oil and gas company listed on the Canadian Venture Exchange. Since April 1999, he has been primarily engaged as a self-employed consultant involved in the structuring of mergers and acquisitions of oil and gas companies. Prior to starting his own consulting business, Mr. Bowes was employed by Yorkton Securities Inc. He began working for Yorkton in October 1994 as a Senior Analyst for oil and gas properties. Mr. Bowes held several positions at Yorkton in which he was responsible for, among other things, reviewing, structuring and approving all initial public offerings generated from Yorkton's Calgary Office during the period from June 1995 to April 1997. From April 1997 to March 1999, Mr. Bowes was the Vice President
Corporate Finance in the Natural Resources section of the Calgary office of Yorkton Securities.

Prior to Mr. Bowes' employment with Yorkton, he was employed as the Land Manager of Numac Energy Inc., which was created as a result of the 1993 merger of Westcoast Petroleum Ltd. and Numac Oil & Gas Ltd. Prior to the merger, Mr. Bowes was the Land Manager for Westcoast Petroleum Ltd.

NICK DEMARE

Mr. DeMare holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia. He is the President of Chase Management Ltd., a private British Columbia company which provides a broad range of administrative, management and financial services to private and public companies with varied interests in mineral exploration and development, gold and silver production, oil and gas and venture capital.

COLIN S. MCNEIL

Mr. McNeil holds a Bachelor of Science (Geology) degree from the University of Calgary. Since 1996 he has been the President of C. McNeil and Associates Inc., a private company which provides geological consulting services to clients for domestic and international exploration and development projects. Mr. McNeil is a member of the board of directors of Pilot Energy Corp. and Mount Dakota Energy Corp. From June 1996 to March 1997, Mr. McNeil was the Vice President, Chief Financial Officer and a director of Briggand Energy Corp., where he assisted in the formation, financing and

Information Statement Pursuant to Section 14(f) dated December 15, 1999 - Page 2 listing of Briggand on the Alberta Stock Exchange. In addition, Mr. McNeil assisted with a reverse- takeover between Briggand and Canop Worldwide Corp. During 1995, Mr. McNeil was the President of Hyenergy Corp., a private corporation formed to evaluate and purchase production assets. From 1993 to 1994, Mr. McNeil was the Manager of International Exploration for Numac Energy Inc. Mr. McNeil was responsible for managing and directing an exploration budget of approximately $10 million. Mr. McNeil also participated in and managed exploration programs in Libya and Indonesia, evaluated exploration, development and enhanced oil recovery projects in Africa, South America, the Middle East, and South-East Asia for Numac. While with Numac, Mr. McNeil managed and participated in a worldwide "scoping" study to determine the future direction of Numac.

Mr. McNeil is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, the Society of Exploration Geophysicists, the Canadian Society of Exploration Geophysicists, the American Association of Petroleum Geologists, and the Canadian Society of Petroleum Geologists.


SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information, as December 15, 1999, with respect to the beneficial ownership of the Company's Common Stock by each person known by the Company to be the beneficial owner of more than five percent of the outstanding Common Stock and by directors and officers of the Company, both individually and as a group:

                                                      SHARES OWNED BENEFICIALLY
BENEFICIAL OWNERS                                           AND OF RECORD                  PERCENT OF CLASS (1)<F1>

David Ward                                                     304,000                             30.4%
4531 Granville Avenue
Richmond, B.C., Canada

Bob Hemmerling                                                 304,000                             30.4%
Suite 106
1460 Pandosy St.
Kelowna, B.C., Canada

Officers and directors as a group (2                           608,000                             60.8%
persons)
----------

<F1>
(1)      Based on 1,000,000  shares outstanding.


LEGAL PROCEEDINGS

As of the date of this statement, there is no material proceeding to which any director, officer, affiliate, or shareholder of LEK is a party adverse to LEK.

Information Statement Pursuant to Section 14(f) dated December 15, 1999 - Page 3

DIRECTORS AND EXECUTIVE OFFICERS

EXISTING DIRECTORS AND OFFICERS.

The directors and officers of the Company are as follows:


 NAME                    AGE                              POSITION

 David Ward               39                 President and Chairman

 Robert Hemmerling        39                 Secretary, Treasurer and Director

The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors. There are no other family relationship between any executive officer and director of the Company.

DAVID WARD, President and chairman of the Company, was appointed to his positions with the Company in April 1997. In addition to his positions with the Company, since July 1992 Mr. Ward has been self-employed as a business consultant, providing management consulting services for various private companies in the construction and service industries. Mr. Ward received a Bachelors Degree in Commerce from the University of British Columbia in 1984 and a Professional Teaching Certificate from the University of British Columbia in 1987. He devotes only such time as necessary to the business of the Company, which time is nominal.

ROBERT HEMMERLING, Secretary, Treasurer and a director, was appointed to his positions with the Company in April 1997. In addition to his positions with the Company, since September 1996, Mr. Hemmerling has been employed with Strathmore Resources, Ltd., Kelowna, British Columbia in the investor relations department. Strathmore Resources is engaged in the business of acquiring and developing uranium properties. Prior, from January 1996 through August 1996, Mr. Hemmerling was unemployed. From January 1992 through December 1995, Mr. Hemmerling was an electrician with Concord Electric, Kelowna, British Columbia. He devotes only such time as necessary to the business of the Company, which time is nominal.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

David Ward and Robert Hemmerling were each required to file an Initial Statement of Beneficial Ownership of Securities on Form 3 at the time of the registration of the Company's securities under Section 12(g) of the Exchange Act. To the best knowledge and belief of the Company, none of such persons made a timely filing of Form 3. None of such persons filed a report on Form 5 for the fiscal year ended March 31, 1999.

Information Statement Pursuant to Section 14(f) dated December 15, 1999 - Page 4

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EXECUTIVE COMPENSATION

None of the officers and/or directors receive any compensation for their respective services rendered to the Company, nor have they received such compensation in the past. They all have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Company has generated revenues from operations after consummation of a merger or acquisition.


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the six months ended September 30, 1999, a related entity paid expenses of $17,257 on behalf of the Company. The balance sheet as of September 30, 1999 reflects a current liability in this amount. Upon consummation of San Joaquin by LEK, the related entity will waive payment of all amounts that may be owed to it by LEK.


Information Statement Pursuant to Section 14(f) dated December 15, 1999 - Page 5

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